Correspondence

December 14, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Mr. Gregory Herbers

Re:	Eco Innovation Group, Inc.
Offering Statement on Form 1-A Filed December 9, 2021 File No. 024-11749 Qualification Request Requested Date: December 16, 2021 Requested Time: 4:00 P.M. Eastern Time

Dear Mr. Herbers:

Pursuant to Rule 252(e) of Regulation A promulgated under the Securities Act of 1933, as amended, Eco Innovation Group, Inc. (the “Company”) hereby requests that the above-referenced offering statement on Form 1-A (File No. 024-11749) (the “Offering Statement”) be declared qualified at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Offering Statement has been qualified, please orally confirm that event with our counsel, Independent Law PLLC, by calling Alan T. Hawkins at (352) 353-4048.

In connection with the qualification request, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Offering Statement qualified, it does not foreclose the Commission from taking any action with respect to the Offering Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing qualification, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Offering Statement; and

•	the Company may not assert Staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

ECO INNOVATION GROUP, INC.

/s/ Julia Otey-Raudes

Name: Julia Otey-Raudes

Title: Chief Executive Officer

cc:	Alan T. Hawkins, Esq. Independent Law PLLC